HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2007 AUG -1 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HANNY
VISIONS AHEAD

082-03638

Date: 17 July 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Com[redacted]
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07025719

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of announcement dated 17 July 2007 of the Company in relation to the notification of board meeting of the Company for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encl.

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces that a meeting of the Board will be held at Conference Room, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Friday, 27 July 2007 at 11:00 a.m. for the purposes of considering and approving the audited consolidated financial statements of the Company and its subsidiaries for the year ended 31 March 2007, recommending the payment of a final dividend (if any) and transacting other related businesses.

As at the date of this announcement, the Board comprise of:-

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-Executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

By order of the Board
HANNY HOLDINGS LIMITED
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 17 July 2007

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司 *

（於百慕達註冊成立之有限公司）

(股份代號：275)

董事會會議通告

錦興集團有限公司（「本公司」）董事會（「董事會」）宣佈，董事會會議將於二零零七年七月二十七日上午十一時正，於香港中環夏慤道12號美國銀行中心31樓會議室，以省覽及通過本公司及其附屬公司截至二零零七年三月三十一日止年度之經審核綜合財務報表、建議派發末期股息（如有）及處理任何其他有關事項。

於本公佈日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

承董事會命
錦興集團有限公司
公司秘書
甘瑤斯

香港，二零零七年七月十七日

* 僅供識別

END